Agrium declares dividend

December 14, 2017—ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) announced today that it has approved a dividend of $0.875 U.S. per common share to be paid on January 18, 2018 to shareholders of record on December 29, 2017. Registered shareholders who are residents of Canada as reflected in Agrium’s shareholders register will receive their dividend in Canadian dollars, calculated based on the Bank of Canada daily exchange rate on December 29, 2017. Registered shareholders resident outside of Canada as reflected in Agrium’s shareholders register, including the United States, will receive their dividend in U.S. dollars.

Agrium has adopted a policy whereby registered shareholders may elect to change the currency of dividend payments. Registered shareholders may do so by contacting Agrium’s registrar and transfer agent, AST Trust Company (Canada), directly (1 (800) 387-0825, or inquiries@astfinancial.com). Beneficial shareholders, who hold their shares through a broker, should contact their broker to determine the necessary steps involved in this process. For further details, please visit http://www.agrium.com/investors/dividend_information.jsp.

All dividends paid by Agrium Inc. are, pursuant to subsection 89(14) of the Income Tax Act, designated as eligible dividends. An eligible dividend paid to a Canadian resident is entitled to an enhanced gross-up and dividend tax credit.

About Agrium

Agrium Inc. is a major global producer and distributor of agricultural products, services and solutions. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of close to eleven million tonnes and with significant competitive advantages across our product lines. Agrium supplies key products and services directly to growers, including crop nutrients, crop protection, seed, as well as agronomic and application services, thereby helping growers to meet the ever growing global demand for food and fibre. Agrium retail-distribution has an unmatched network of approximately 1,500 facilities and over 3,300 crop consultants who provide advice and products to our grower customers to help them increase their yields and returns on hundreds of different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders. For more information visit: www.agrium.com

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com